September 25, 2024

Toby Guanhua Wu
Chief Financial Officer
Aesthetic Medical International Holdings Group Limited
1122 Nanshan Boulevard
Nanshan District, Shenzhen
Guangdong Province, China 518052

       Re: Aesthetic Medical International Holdings Group Limited
           20-F for Fiscal Year Ended December 31, 2023 File No. 1-39088 Response Letter dated September 19, 2024
Dear Toby Guanhua Wu:

        We have reviewed your September 19, 2024 response to our comment letter and have the following comment. Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.
After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 10, 2024 letter.

Response Letter dated September 19, 2024
Risks relating to doing business in the PRC

1. We note your response to previous comment 1 but are unable to agree that the legal risks associated with being in and having operations in mainland China do not apply to your operations in Hong Kong at the current stage. Specifically, please highlight the risk that the PRC government may intervene or influence your operations in Hong Kong at any time, which could result in a material change in your operations and/or the value of your securities or otherwise revise your statement regarding the legal and operational risks so that it is clear that the legal and operational risks associated in operating in the PRC apply to your present operations in Hong Kong.




       Please contact Conlon Danberg at 202-551-4466 or Margaret Sawicki at 202-551-7153
with any questions.
 September 25, 2024
Page 2



                     Sincerely,

                     Division of Corporation Finance
                     Office of Industrial Applications and
                     Services